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SEC FILE NUMBER
8-67995

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GuideStone Financial Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2401 Cedar Springs Rd
(No. and Street)

Dallas	TX	75201-1498
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy Halpin — 214-720-6439 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy Halpin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GuideStone Financial Services, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Treasurer, CFO, FINOP
Title

Notary Public 11-16-16


TRACEE L LARSON
NOTARY PUBLIC
ID# 126483100
State of Texas
Comm. Exp. 05-02-2020

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GUIDESTONE FINANCIAL SERVICES

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN MEMBER'S EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 9
SUPPORTING SCHEDULES	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT	14 - 15
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC IN ACCORDANCE WITH SEC RULE 17a-5	17 - 19

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
GuideStone Financial Services

We have audited the accompanying statement of financial condition of GuideStone Financial Services (the "Company") as of September 30, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GuideStone Financial Services as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of GuideStone Financial Services' financial statements. The information in Schedule I is the responsibility of GuideStone Financial Services' management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 14, 2016

GUIDESTONE FINANCIAL SERVICES
Statement of Financial Condition
September 30, 2016

ASSETS

Cash	$	250,000
Revenue Receivable		500
Prepaid expenses		10,465
Total assets	$	260,965

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued liabilities and deferred revenue	$	10,965
Total liabilities		10,965
Member's equity		250,000
Total Liabilities and Member's Equity	$	260,965

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Operations
For the Year Ended September 30, 2016

Revenues	
Fee revenue	$ 333,418
Total revenue	333,418
Expenses	
Salary and benefits	265,111
Regulatory fees and expenses	39,579
Other operating expense	28,728
Total expenses	333,418
Net Income	$ --

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Changes in Member's Equity
For the Year Ended September 30, 2016

Total member's equity as of September 30, 2015	$	250,000
Net income		--
Total member's equity as of September 30, 2016	$	250,000

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Cash Flows
For the Year Ended September 30, 2016

Cash flows from operating activities	
Net Income	$ --
Adjustments to reconcile net income to net cash flows from operating activities:	
Change in assets and liabilities:	
Decrease in prepaid assets	325
Decrease in revenue receivable	125
Decrease in accrued liabilities and deferred revenue	(450)
Net cash flows from operating activities	--
Net cash flows from investing activities	--
Net cash flows from financing activities	--
Cash at beginning of period	250,000
Cash at end of period	$ 250,000

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Notes to Financial Statements
September 30, 2016

Note 1 - Organization and Nature of Operations

GuideStone Financial Services (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a tax exempt, Texas not-for-profit corporation organized under Section 501(c)(3) of the Internal Revenue Service Code. It is a non-stock company with a sole member, GuideStone Financial Resources of the Southern Baptist Convention ("GuideStone") that elects the directors of the Company.

The Company operates as a fully disclosed, introducing broker-dealer. The Company solely engages in the sale of mutual fund securities, on a subscription-basis only. As a result, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934, under paragraph (k)(1) of that Rule.

The investment company securities offered by the Company consist exclusively of shares of the GuideStone Funds family of registered mutual funds (the "Funds"). The Company offers the Funds' shares to eligible investors through retail and institutional accounts.

Note 2 - Basis of Accounting

The accounts of the Company are maintained on the accrual basis of accounting.

Note 3 - Income Taxes

The Company is a not-for-profit corporation organized under Section 501(c)(3) of the Internal Revenue Code ("Code") and is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, no federal income taxes are recorded in the accompanying financial statements. Unrelated business income, if any, is insignificant and no tax provision has been made in the accompanying financial statements.

The Company follows Financial Accounting Standards Board Accounting Standards of Codification ("FASB ASC") No. 740-10, relating to accounting for uncertain tax positions. FASB ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest and penalties and disclosure requirements. The Company does not have any entity level uncertain tax positions in connection with these financial statements.

Note 4 - Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 5 - Related Party Transactions

Common Control

The Company and GuideStone are related parties under common control and the existence of that control could create operating results and financial positions different had the Company been autonomous.

Shared Expense Agreement

All operating costs and expenses of the Company are incurred by GuideStone. The Company's expenses, in accordance with an executed Expense Sharing Agreement, are borne by or reimbursed by GuideStone. Also, as part of this Expense Sharing Agreement, GuideStone provides certain offices and personnel.

Fee Revenue

All of the Company's fee revenue is derived from GuideStone in accordance with an Internal Fee Arrangement. In accordance with the agreement, the Company provides services to GuideStone through its operation as a broker-dealer. Revenue is recognized when earned. Deferred revenue is recorded for amounts paid by GuideStone on behalf of the Company, which benefit future periods (i.e. prepaid expenses).

Note 6 - Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or a ratio of 15 to 1 of aggregate indebtedness. As of September 30, 2016, the Company had net capital of $239,035 which exceeded the minimum requirement of $5,000 by $234,035. At September 30, 2016, the Company had aggregate indebtedness of $10,965. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at September 30, 2016.

Note 7 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(1) by promptly transmitting all customer funds to the mutual fund company.

Note 8 - Concentration Risk

Cash is comprised solely of cash on deposit in accounts with depository institutions. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At September 30, 2016, the cash balances did not exceed the federally insured limit. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in subscription-basis only sales of mutual fund securities.

Note 9 - Commitments and Contingencies

The Company is not aware of any pending legal matters.

The Company has no financial commitments such as a lease or any other type of financial commitment as of the balance sheet date of the report.

Note 10 - Recent Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In August 2014, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 one additional year. ASU 2014-09, including the deferral in ASU 2015-14, will be effective commencing with Company's year ending September 30, 2020. The Company is currently assessing the potential impact of this ASU on its financial statements.

Note 10 - Recent Pronouncements, continued

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements - Going Concern: Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", which requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. This ASU also requires management to disclose certain information depending on the results of the going concern evaluation. This amendment is effective for the Company's annual reporting period ending September 30, 2017. Early adoption is permitted. The Company is currently assessing the potential impact of this ASU on its financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2016

Schedule I

GUIDESTONE FINANCIAL SERVICES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2016

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 250,000
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	250,000
Deductions and/or charges	
Non-allowable assets:	10,965
Net capital before haircuts on securities positions	239,035
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 239,035

AGGREGATE INDEBTEDNESS

Accrued liabilities and deferred revenue	$ 10,965
Total aggregate indebtedness	$ 10,965

Schedule I (continued)

GUIDESTONE FINANCIAL SERVICES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 731
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 234,035
Excess net capital at 1000%	$ 237,938
Ratio: Aggregate indebtedness to net capital	.05 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended September 30, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
GuideStone Financial Services

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) GuideStone Financial Services identified provision 17 C.F.R. §15c3-3(k)(1) (the "exemption provision") under which GuideStone Financial Services claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) GuideStone Financial Services stated that GuideStone Financial Services met the identified exemption provision throughout the most recent fiscal year without exception. GuideStone Financial Services' management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GuideStone Financial Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 14, 2016


GuideStone
Financial Services

November 11, 2016

To the best of our knowledge and belief, GuideStone Financial Services has met the specific exemption called upon under Rule 15c3-3(k)(1) that all customer transactions consist of subscription-basis only sales of mutual fund securities throughout the year ended September 30, 2016 without exception.

Jeremy Halpin
Treasurer, Chief Financial Officer, FinOP

2401 Cedar Springs Road
Dallas TX 75201-1498
1-888-GS-FUNDS
www.GuideStoneFunds.com

Report of Independent Registered Public Accounting Firm

On the Entity's Claim for Exclusion from SIPC

In Accordance with SEC Rule 17a-5

Year Ended September 30, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

To the Member and Board of Directors
GuideStone Financial Services

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of GuideStone Financial Services (the "Company") for the year ended September 30, 2016, which were agreed to by GuideStone Financial Services and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended September 30, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for GuideStone Financial Services compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2016 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2016, noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2016 to supporting schedules and working papers, noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2016 and in the related schedules and working papers, noting no differences;

MOSS ADAMS LLP

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
November 14, 2016

GUIDESTONE FINANCIAL SERVICES
Schedule of Form SIPC-3 Revenues
For the Year Ended September 30, 2016

Business Activities through which Revenue was earned		
Business conducted outside the Unites States and its territories and possessions	$	--
Distribution of shares of registered open end investment companies or unit investment trades		--
Sale of variable annuities		--
Insurance commissions and fees		--
Investment advisory services to one or more registered investment companies or insurance company separate accounts		--
Transactions in securities futures products		--
Other revenue*		333,418
Total revenue	$	333,418

*The only revenue earned by the broker-dealer is Contributed Services Revenue to cover expenses of the broker-dealer. As a result, the net income is $0 for the year.